FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Form 20-F	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Form 20-F	Form 40-F

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1	Press release dated December 14, 2005, entitled, “Grupo Santander agrees to sell its stake in Banco Santa Cruz of Bolivia.”

Item 1

Press Release

Grupo Santander agrees to sell its stake
in Banco Santa Cruz of Bolivia

Madrid, December 14, 2005 - Grupo Santander has signed an agreement to sell its 96.3% stake in Banco Santa Cruz to the León Prado group of Bolivia, the largest shareholder of BISA, one of the country's leading banks.

The transaction is subject to approval by the appropriate regulatory authorities and other conditions related to the transaction, which are expected to be finalized in early 2006.

The price established by the agreement is US$38 million, subject to due diligence, which will generate capital gains of around $20 million.

Banco Santa Cruz has 20 offices, $240 million in loans and $430 million in deposits. In 2004, it registered net profit of $3.5 million.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: December 16, 2005	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President